Exhibit 99.1

GOLD STANDARD DISCOVERS HIGH-GRADE OXIDE GOLD MINERALIZATION AT THE LT TARGET

LT19-02 intersects 12.2m of 1.58 g Au/t, including 3.1m of 5.16 g Au/t

November 12, 2019 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today reported the discovery of a new high-grade oxide zone at the LT target on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend (https://goldstandardv.com/site/assets/files/4357/lt-release-nov-2019-location-map.pdf). Reverse-circulation hole LT19-02 intersected 12.2m of 1.58 g Au/t, including 3.1m of 5.16 g Au/t. The drill hole sits within a sizeable area exhibiting high-grade surface gold in outcrop. LT is located approximately 3km north-northwest of Gold Standard’s Pinion oxide gold reserve.

Jonathan Awde, CEO and Director of Gold Standard commented: “Our recent South Railroad PFS demonstrates a project with robust operating margins. We continue to focus on enhancing the project economics, extending the mine life through the conversion of inferred ounces to reserves, and reducing the up-front capital costs. With the PFS milestone behind us, we are excited to be back exploring for new discoveries that could complement our current resources and reserves. LT is one of a handful of new opportunities that will now get the attention they deserve.”

Key Highlights from LT:

  LT19-02 intersected 12.2m of 1.58 g Au/t, including 3.1m of 5.16 g Au/t. Mineralization is near surface – beginning at approximately 23m below the current topographic surface and is well-oxidized, with cyanide solubility assays averaging 89%. These results confirm the discovery of high-grade oxide gold in the LT area that is open in all directions for additional drill testing.

  Gold mineralization is hosted in silicified, iron oxide bearing breccia in the hanging wall of a north-striking quartz feldspar porphyry dike. All of Gold Standard’s previous discoveries (e.g. Dark Star, Pinion, North Bullion, Jasperoid Wash and Dixie) are localized in dike-filled fault corridors, which are ideal structural locations for the development of gold systems.

  The LT19-02 intercept is located approximately 185m north of surface outcrops that returned assay values ranging from <0.005 to 12.90 g Au/t from over a 400m by 200m area (see October 11, 2018 news release). At this location, eight surface samples returned values exceeding 1.0 g Au/t, with four samples ranging from 4.50 g Au/t to 12.90 g Au/t. Gold mineralization is hosted in decalcified, silicified and oxidized multilithic breccia proximal to a north-striking igneous dike. Drilling has not yet tested the area of +1 g Au/t in surface outcrops (https://goldstandardv.com/site/assets/files/4357/lt-map.pdf).

  LT is a high value target that will receive exploration focus in 2020.

Dark Star drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
LT19-01	RC	090	-45	141.7	Drill hole lost before testing target - not assayed
LT19-02	RC	090	-45	274.3	10.6-13.7	3.1	0.34
					32.0-44.2	12.2	1.58
Including					36.5-39.6	3.1	5.16

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff for oxide mineralization. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Don Harris, Gold Standard’s General Manager commented: “The LT target is proximal to the recent reserves announced in the Gold Standard South Railroad PFS (see October 24, 2019 news release). Additional work is required on the target, but the potential to add to the current inventory of resources and reserves on the project based on oxidation, grade and distance to Pinion, is good.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced-stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. Gold Standard’s successful exploration of Pinion and Dark Star has created potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend.

Pinion has a resource estimate prepared in accordance with NI 43-101 consisting of an Measured and Indicated Mineral Resource of 28.93 million tonnes grading 0.58 g/t Au and 4.22 g/t Ag, totaling 544,000 ounces of gold and 3,929,000 ounces of silver, and an Inferred Resource of 10.81 million tonnes grading 0.64 g/t Au and 3.80 g/t Ag, totaling 224,000 ounces of gold and 1,322,000 ounces of silver, using a cutoff grade of 0.14 g/t Au and constrained by a $1,500/Au ounce LG Cone.

The Dark Star deposit has a resource estimate prepared in accordance with NI 43-101 consisting of a Measured and Indicated Mineral Resource of 32.72 million tonnes grading 0.88 g/t Au, totaling 921,000 ounces of gold and an Inferred Resource of 2.48 million tonnes grading 0.70 g/t Au, totaling 56,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounce LG Cone.

North Bullion has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Jasperoid Wash has a resource estimate prepared in accordance with NI 43-101 consisting of an Inferred Resource of 10.57 million tonnes grading 0.33 g/t Au, totaling 111,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounces LG Cone.

Neither the Toronto Stock Exchange nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near-term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel: 604-669-5702

Email: info@goldstandardv.com
Website: www.goldstandardv.com